================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*

                                   ----------

                              WESTWOOD CORPORATION
                                (Name of Issuer)

                                   ----------

                    Common Stock, par value $0.003 per share
                         (Title of Class of Securities)

                                   ----------

                                   961748 20 9
                                 (CUSIP Number)

                                   ----------

                          Christopher C. Cambria, Esq.
              Senior Vice President, General Counsel and Secretary
                         L-3 Communications Corporation
                                600 Third Avenue
                               New York, NY 10016
                            Telephone: (212) 697-1111

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   ----------

                                    Copy to:

                              James P. Gerkis, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                             New York, NY 10036-8299
                            Telephone: (212) 969-3000

                                   ----------

                                 August 8, 2002
             (Date of Event which Requires Filing of this Statement)

================================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 'SS'SS' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 'SS' 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of

Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP NO. 961748 20 9

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     L-3 Communications Corporation

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     oo

--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [_]

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
                         7.   SOLE VOTING POWER
                              None

            NUMBER OF    -------------------------------------------------------
             SHARES      8.   SHARED VOTING POWER*
          BENEFICIALLY        3,245,648
            OWNED BY
              EACH       -------------------------------------------------------
            REPORTING    9.   SOLE DISPOSITIVE POWER
             PERSON           None
              WITH
                         -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER*
                              3,245,648

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,245,648*

----------
* Includes 1,098,050 shares which may be deemed to be beneficially owned by each reporting person and which are issuable upon the exercise, conversion or exchange, as applicable, of options, warrants and convertible notes of the Issuer which are currently exercisable, exchangeable or convertible, as applicable, or will become exercisable, exchangeable or convertible, as applicable, at any time within 60 days from the date of this Statement.

                                  SCHEDULE 13D

CUSIP NO. 961748 20 9

--------------------------------------------------------------------------------

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     41.28% (based on 6,764,647 shares outstanding plus 1,098,050 shares which may be deemed to be beneficially owned by each reporting person and which are issuable upon the exercise, conversion or exchange, as applicable, of options, warrants and convertible notes of the Issuer which are currently exercisable, exchangeable or convertible, as applicable, or will become exercisable, exchangeable or convertible, as applicable, at any time within 60 days from the date of this Statement).

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 961748 20 9

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     Blue Acquisition Corp.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     oo

--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [_]

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada

--------------------------------------------------------------------------------
                         7.   SOLE VOTING POWER
                              None

            NUMBER OF    -------------------------------------------------------
             SHARES      8.   SHARED VOTING POWER*
          BENEFICIALLY        3,245,648
            OWNED BY
              EACH       -------------------------------------------------------
            REPORTING    9.   SOLE DISPOSITIVE POWER
             PERSON           None
              WITH
                         -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER*
                              3,245,648

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,245,648*

--------------------------------------------------------------------------------

----------
* Includes 1,098,050 shares which may be deemed to be beneficially owned by each reporting person and which are issuable upon the exercise, conversion or exchange, as applicable, of options, warrants and convertible notes of the Issuer.

                                  SCHEDULE 13D

CUSIP NO. 961748 20 9

--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     41.28% (based on 6,764,647 shares outstanding plus 1,098,050 shares which may be deemed to be beneficially owned by each reporting person and which are issuable upon the exercise, conversion or exchange, as applicable, of options, warrants and convertible notes of the Issuer which are currently exercisable, exchangeable or convertible, as applicable, or will become exercisable, exchangeable or convertible, as applicable, at any time within 60 days from the date of this Statement).

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

                                  SCHEDULE 13D

CUSIP NO. 961748 20 9

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     L-3 Communications Holdings, Inc.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF

--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [_]

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
                         7.   SOLE VOTING POWER
                              None

            NUMBER OF    -------------------------------------------------------
             SHARES      8.   SHARED VOTING POWER*
          BENEFICIALLY        3,245,648
            OWNED BY
              EACH       -------------------------------------------------------
            REPORTING    9.   SOLE DISPOSITIVE POWER
             PERSON           None
              WITH
                         -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER*
                              3,245,648

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,245,648*

--------------------------------------------------------------------------------

----------
* Includes 1,098,050 shares which may be deemed to be beneficially owned by each reporting person and which are issuable upon the exercise, conversion or exchange, as applicable, of options, warrants and convertible notes of the Issuer.

                                  SCHEDULE 13D

CUSIP NO. 961748 20 9

--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     41.28% (based on 6,764,647 shares outstanding plus 1,098,050 shares which may be deemed to be beneficially owned by each reporting person and which are issuable upon the exercise, conversion or exchange, as applicable, of options, warrants and convertible notes of the Issuer which are currently exercisable, exchangeable or convertible, as applicable, or will become exercisable, exchangeable or convertible, as applicable, at any time within 60 days from the date of this Statement).

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 961748 20 9

          Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of L-3 Communications Corporation, Blue Acquisition Corp. and L-3 Communications Holdings Inc. that it is the beneficial owner of any of the common stock of Westwood Corporation referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1. SECURITY AND ISSUER.

          This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.003 per share (the "Issuer Common Stock"), of Westwood Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 12402 E. 60th Street, Tulsa, OK 74146.

ITEM 2. IDENTITY AND BACKGROUND.

          (a) The names of the persons filing this Statement are L-3 Communications Holdings, Inc., a Delaware corporation ("Holdings"), L-3 Communications Corporation, a Delaware corporation and a wholly owned subsidiary of Holdings ("Parent"), and Blue Acquisition Corp., a Nevada corporation and a wholly owned subsidiary of Parent ("Sub") (Holdings, Parent and Sub are sometimes referred to herein each as a "Reporting Person" and collectively as the "Reporting Persons").

          The Reporting Persons have entered into a Joint Filing Agreement dated as of August 15, 2002, (a copy of which is filed with this Statement attached hereto as Exhibit 3) which is incorporated herein by reference in its entirety, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Exchange Act.

          (b) The address of the principal office and principal business of Holdings, Parent and Sub is 600 Third Avenue, New York, New York 10016.

          (c) Holdings conducts all of its operations through Parent and Parent's subsidiaries. Parent is a leading merchant supplier of intelligence, surveillance and reconnaissance products, secure communications systems and products, avionics and ocean products, training products, microwave components and telemetry, instrumentation, space and wireless products. Sub was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement (as defined in Item 3 of this Statement), and Sub is not engaged in any business other than in connection with the transactions contemplated by the Merger Agreement. Set forth in Appendix A-1 hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of Holdings' and Parent's directors and executive officers, as of the date hereof. Set forth in Appendix A-2 hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of Sub's directors and executive officers, as of the date hereof.

          (d) During the last five years, none of Holdings, Parent and Sub and, to the knowledge of Holding, Parent or Sub, any person named in Appendix A-1 or Appendix A-2 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of Holdings, Parent and Sub and, to the knowledge of Holdings, Parent or Sub, any person named in Appendix A-1 or Appendix A-2 hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Not applicable.

                                  SCHEDULE 13D

CUSIP NO. 961748 20 9

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to the Stockholders Agreement dated as of August 8, 2002 (the "Stockholders Agreement"), among Parent, Sub, the Issuer, Ernest H. McKee ("McKee") and William J. Preston (McKee, William J. Preston and each stockholder of the Issuer that may from time to time become a party to the Stockholders Agreement are referred to herein, collectively, as the "Stockholders"), Holdings, Parent and Sub may be deemed to be the beneficial owners of 3,245,648 shares of Issuer Common Stock (of which 1,098,050 shares of Issuer Common Stock are issuable pursuant to the exercise, exchange or conversion of options, warrants and convertible notes of the Issuer which are currently exercisable, exchangeable or convertible, as applicable, or will become exercisable, exchangeable or convertible, as applicable, at any time within 60 days from the date of this Statement) (collectively, the "Initial Subject Shares"). In addition, 90,000 shares of Issuer Common Stock (all of which are issuable pursuant to the exercise of options of the Issuer that are not currently exercisable and that will not become exercisable at any time within 60 days from the date of this Statement) (collectively, the "Additional Subject Shares" and, together with the Initial Subject Shares, the "Subject Shares") are subject to the terms and conditions of the Stockholders Agreement. Parent, Sub, the Issuer and the Stockholders entered into the Stockholders Agreement to induce Parent and Sub to enter into the Agreement and Plan of Merger dated as of August 8, 2002 (the "Merger Agreement"), among Parent, Sub and the Issuer. Pursuant to the Merger Agreement, on the terms and subject to the conditions set forth therein, Sub would merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation in the Merger (the "Surviving Corporation"), and becoming a wholly owned subsidiary of Parent. In connection with the Merger, each outstanding share of Issuer Common Stock would be converted into the right to receive $2.30 in cash, without interest (as such $2.30 amount may be appropriately adjusted to take into account any stock dividend, split, reverse split, combination, reclassification, merger, recapitalization, share exchange or other similar transaction occurring prior to the consummation of the Merger, the "Deal Price") and each outstanding share of common stock, par value $0.003 per share, of Sub would be converted into one share of common stock, par value $0.003 per share, of the Surviving Corporation. The consummation of the Merger is subject to certain conditions. The descriptions of the Merger Agreement and the Stockholders Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2, respectively.

ITEM 4. PURPOSE OF TRANSACTION.

          (a)-(b) The Stockholders Agreement was entered into as a condition to the willingness of Parent and Sub to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer's stockholders required in connection with the Merger will be obtained. See the response to Item 3 for a more complete description of the Merger. Pursuant to the terms of the Stockholders Agreement, any shares of capital stock of the Issuer or any other securities convertible, exercisable or exchangeable into shares of capital stock of the Issuer (in addition to the Additional Subject Shares) acquired by any Stockholder after the date of the Stockholders Agreement and during the term of the Stockholders Agreement (including through the exercise of any stock options, warrants or similar instruments) will become subject to the Stockholders Agreement. Accordingly, any such acquisition of shares of capital stock or of such other securities of the Issuer by any Stockholder may result in Holdings, Parent and Sub being deemed to acquire beneficial ownership of additional securities of the Issuer.

          (c) Not applicable.

          (d) Upon consummation of the Merger, the sole director of Sub would become the sole director of the Surviving Corporation, until his resignation or removal or until his successor or successors were duly elected and qualified. The officers of Sub immediately prior to the consummation of the Merger would become the officers of the Surviving Corporation, until their resignation or removal or until their respective successors were duly elected and qualified. However, it is currently expected that McKee will be offered continued employment with the Surviving Corporation as its President following the Merger.

          (e) Other than as a result of the Merger described in Item 3 above, not applicable.

          (f) Not applicable.

                                  SCHEDULE 13D

CUSIP NO. 961748 20 9

          (g) Prior to, and in contemplation of, the execution and delivery of the Merger Agreement and the Stockholders Agreement, the Board of Directors of the Issuer adopted an amendment to the By-Laws of the Issuer providing that the provisions of Nevada Revised Statutes 'SS'SS' 78.378 et seq., relating to the acquisition of a controlling interest in an issuing corporation shall not apply to an acquisition of a controlling interest in the Issuer by Holdings, Parent, Sub or any of their respective affiliates. Upon consummation of the Merger, the Articles of Incorporation of Sub, as in effect immediately prior to the Merger, would become the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended. Upon consummation of the Merger, the By-laws of Sub, as in effect immediately prior to the Merger, would become the By-Laws of the Surviving Corporation until thereafter changed or amended.

          (h) - (i) Upon consummation of the Merger, the Issuer Common Stock would be delisted from The Nasdaq Bulletin Board Market and would become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

          (j) Other than as described above, none of Holdings, Parent and Sub currently has any plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although each of Holdings, Parent and Sub reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b) As a result of the Stockholders Agreement, Holdings, Parent and Sub may be deemed to be the beneficial owners of the 3,245,648 Initial Subject Shares. The 3,245,648 Initial Subject Shares consist of the following:
(1) 2,147,598 issued and outstanding shares of Issuer Common Stock, (2) 184,924 shares of Issuer Common Stock issuable upon exercise of options ("Options") granted under the 1992 Directors' Stock Option Plan, as amended, and the 2000 Directors' Stock Option Plan of the Issuer, (3) 380,000 shares of Issuer Common Stock issuable upon conversion of certain 10% Convertible Notes of the Issuer ("10% Convertible Notes") issued on December 23, 1999, (4) 247,500 shares of Issuer Common Stock issuable upon conversion of certain 12% Convertible Notes of the Issuer ("12% Convertible Notes") issued on February 13, 2001, and (5) 285,626 shares of Issuer Common Stock issuable upon exercise of certain warrants of the Issuer ("Warrants") issued on various dates during the years 1999 and 2001. Based on (A) the Issuer's representation in the Merger Agreement that there were 6,764,647 shares of Issuer Common Stock issued and outstanding at the close of business on August 8, 2002, and (B) the representations of McKee and William J. Preston in the Stockholders Agreement as to their beneficial ownership of Issuer Common Stock, each Reporting Person may be deemed to beneficially own 3,245,648 shares of Issuer Common Stock (1,098,050 shares of which are issuable upon the exercise, conversion or exchange, as applicable, of options, warrants and convertible notes of the Issuer which are currently exercisable, exchangeable or convertible, as applicable, or will become exercisable, exchangeable or convertible, as applicable, at any time within 60 days from the date of this Statement), and the Initial Subject Shares represent approximately 41.28% of the Issuer Common Stock (assuming the exercise, conversion or exchange of all options, warrants and convertible notes of the Issuer described above). In addition, 90,000 Additional Subject Shares (all of which are issuable pursuant to the exercise of Options of the Issuer that are not currently exercisable and that will not become exercisable at any time within 60 days from the date of this Statement) are also subject to the terms and conditions of the Stockholders Agreement.

          Pursuant to the Stockholders Agreement, the Stockholders have agreed, among other things: (1) to vote the Subject Shares in favor of (i) the adoption of the Merger Agreement, (ii) the approval of the terms of the Merger Agreement, and (iii) the approval of the Merger and each of the other transactions contemplated by the Merger Agreement; (2) to vote the Subject Shares against (i) any Takeover Proposal (as such term is defined in Section 5.02 of the Merger Agreement), and (ii) any amendment of the Issuer's Articles of Incorporation or Bylaws or other proposal, action or transaction involving the Issuer or any of its subsidiaries or any of its stockholders, in each case that could reasonably be expected to prevent or materially impede or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the consummation of the transactions contemplated by the Stockholders Agreement or to dilute in any material respect the benefits to Parent of the Merger and the other transactions contemplated by the Merger Agreement or the transactions contemplated by the Stockholders

                                  SCHEDULE 13D

CUSIP NO. 961748 20 9

Agreement, or change in any manner the voting rights of the Issuer Common Stock;
(3) during the term of the Stockholders Agreement, not to sell, transfer, pledge, assign, tender or otherwise dispose of any Subject Shares (or, except as may be required under the Pledge Agreements (as defined in Item 4(d) of this Statement)) consent to or permit any such action) or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of such Subject Shares; (4) not to enter into any voting agreement or arrangement in connection with any Takeover Proposal or Frustrating Transaction (as such term is defined in Section 2(b) of the Stockholders Agreement) with respect to any Subject Shares, other than pursuant to the Stockholders Agreement; and (5) if, during the term of the Stockholders Agreement (taking into account the penultimate sentence of Section 8 of the Stockholders Agreement), Parent, Sub or one of their respective affiliates offers (a "Parent Tender Offer") to purchase or otherwise acquire shares of Issuer Common Stock in connection with a Parent Takeover Proposal (as defined in
Section 2(h) of the Stockholders Agreement), to tender the Subject Shares pursuant to the terms of such Parent Tender Offer set forth in the acquisition agreement in respect of the Parent Tender Offer, but in no event later than 10 business days after the date on which Parent, Sub (or such affiliate) commences the Parent Tender Offer and to not withdraw any of the Subject Shares unless the Parent Tender Offer is terminated or has expired, provided that Parent will purchase the Subject Shares so tendered at a price per share equal to the Deal Price or any higher price that may be paid in such offer.

          By their execution of the Stockholders Agreement, each Stockholder has irrevocably appointed Parent and Christopher C. Cambria, Senior Vice President, Secretary and General Counsel of Parent, and Michael T. Strianese, Senior Vice President of Finance of Parent, in their respective capacities as designees of Parent, and any individual who shall thereafter succeed to any such office of Parent, and each of them individually, as his or her proxy and attorney-in-fact (the "Attorney"). The name of each Stockholder and the number of Subject Shares owned of record or beneficially by each Stockholder are set forth in Schedule A to the Stockholders Agreement, which Stockholders Agreement is attached as
Exhibit 2 hereto. In exercising its right to vote the Subject Shares as proxy and attorney-in-fact of the Stockholders, the Attorney's rights are limited to voting the Subject Shares, or granting a consent or approval with respect to the Subject Shares, (1) in favor of the adoption of the Merger Agreement and approval of the terms thereof and of the Merger and each of the other transactions contemplated by the Merger Agreement, (2) against any Takeover Proposal or any Frustrating Transaction, and (3) otherwise in accordance with the covenants of each Stockholder in Section 3 of the Stockholders Agreement. The proxy granted in the Stockholders Agreement terminates upon the earlier of the termination of the Stockholders Agreement or the date that is 24 months and three days following the date of the granting of such proxy pursuant to the Stockholders Agreement.

          In addition to the voting agreements and arrangements described above, each Stockholder: (1) during the term of the Stockholders Agreement, has agreed, at the request of Parent or Sub, to exercise, exchange or convert, as the case may be, such number and type of convertible securities beneficially owned by such Stockholder and then exercisable, exchangeable or convertible, as the case may be, as Parent may request, in each case within two business days following the later of (i) such request by Parent or Sub, and (ii) the last to occur of
(A) expiration or termination of any waiting period (and any extension thereof) applicable to such sale and purchase under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any other applicable competition, merger control, antitrust or similar law or regulation and (B) the receipt of any other regulatory approvals applicable to such sale and purchase, provided that (x) Parent or Sub, as the case may be, shall purchase pursuant to the terms and conditions set forth in clause (2) below all the shares of Issuer Common Stock issued upon such exercise, exchange or conversion, as the case may be of convertible securities, and (y) such Stockholder shall not be obligated so to exercise, exchange or convert, as the case may be, any convertible security if the exercise price, exchange price or conversion price, as the case may be, per share of Issuer Common Stock in respect of such convertible security is above the Deal Price; and (2) has granted Parent and Sub an option to purchase any and all of the Subject Shares of such Stockholder, within four business days following the later of (i) a request by Parent or Sub, as the case may be, to purchase such Subject Shares (an "Option Exercise"), and (ii) the last to occur of (A) expiration or termination of any waiting period (and any extension thereof) applicable to such sale and purchase under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any other applicable competition, merger control, antitrust or similar law or regulation, and (B) the receipt of any other regulatory approvals applicable to such sale and purchase, for a purchase price per share equal to the Deal Price.

                                  SCHEDULE 13D

CUSIP NO. 961748 20 9

          Further, the Stockholders Agreement contains provisions (the "profit provisions") pursuant to which if (a) (i) the Merger Agreement is terminated (A) by either Parent or the Issuer due to the failure to obtain the approval of the Issuer's stockholders to the Merger, (B) by Parent if (1) the Board of Directors of the Issuer or any committee thereof shall withdraw or adversely modify, or propose publicly or agree to withdraw or adversely modify, the recommendation or declaration of advisability by such Board of Directors or any such committee of the Merger Agreement or the Merger, or shall resolve or agree to take any such action, or (2) the Board of Directors of the Issuer or any committee thereof shall have failed to confirm its recommendation and declaration of advisability of the Merger Agreement and the Merger within ten business days after a written request by Parent that it do so, or (C) by the Issuer if the Board of Directors of the Issuer shall have approved, and the Issuer shall concurrently with such termination enter into, a definitive agreement providing for the implementation of the transactions contemplated by a Takeover Proposal (as defined in Section 8.03(b)(i)(B) of the Merger Agreement) that such Board of Directors reasonably determines in good faith by resolution duly adopted constitutes a Superior Proposal (as defined in Section 5.02(a) of the Merger Agreement), (ii) an Acquisition Agreement (as defined in Section 5.02(b) of the Merger Agreement) with respect to any Takeover Proposal (as defined in Section 8.03(b)(i)(B) of the Merger Agreement) is entered into by the Issuer or any of its subsidiaries within 12 months after such termination of the Merger Agreement, and (iii) such Takeover Proposal (as defined in Section 8.03(b)(i)(B) of the Merger Agreement) is consummated within 24 months of such termination, or (b) a Parent Takeover Proposal (as defined in Section 2(h)(vi) of the Stockholders Agreement) made by Parent (including any amendment of the Merger Agreement) which provides for Transaction Consideration (as defined in Section 2(h)(iii) of the Stockholders Agreement) in excess of the Deal Price, is consummated, then each Stockholder is required to pay to Parent the amount in cash equal to such Stockholder's Profit (as such term is defined in Section 2(h)(iii) of the Stockholders Agreement).

          The Stockholders Agreement terminates upon the earlier of (a) such date and time as the Merger shall become effective in accordance with the terms of the Merger Agreement and (b) the date of termination of the Merger Agreement if the Merger Agreement is terminated according to its terms; provided, however, that if the Merger Agreement is terminated as provided in clauses (a)(i)(A),
(a)(i)(B) or (a)(i)(C) of the immediately preceding paragraph, then (i) Section 2(h) of the Stockholders Agreement (relating to the profit provisions), as well as other Sections of the Stockholders Agreement, shall continue in full force and effect for the duration of the Residual Period, (ii) the option granted under the Stockholders Agreement that had been exercised prior to termination of the Merger Agreement shall continue in full force and effect until the sale, transfer and delivery of the Subject Shares with respect to such option have been effected, and (iii) the provisions of Section 2(j) of the Stockholders Agreement (relating to an offer by Parent or any of its affiliates to purchase or otherwise acquire shares of Issuer Common Stock in connection with a Parent Takeover Proposal) shall continue in full force and effect until such offer is terminated or has expired. The "Residual Period" means the period beginning on the date of termination of the Merger Agreement and ending 12 months thereafter; provided, however, that if within such 12 month-period the Issuer or any of its subsidiaries enters into an Acquisition Agreement, then the Residual Period shall not end until the date that is 24 months and three days after the termination of the Merger Agreement.

          By virtue of the Stockholders Agreement, Holdings, Parent and Sub may be deemed to have shared power to vote and dispose of all the Subject Shares. Beneficial ownership of such Subject Shares is expressly disclaimed.

          The descriptions of the Merger Agreement and the Stockholders Agreement contained herein are qualified in their entirety by reference to such agreements, which agreements are attached hereto as Exhibits 1 and 2, respectively.

          (c) None of Holdings, Parent and Sub or, to the knowledge of Holdings, Parent or Sub, any person named in Appendix A-1 or Appendix A-2, has effected any transaction in the Issuer Common Stock during the past 60 days.

          (d) McKee has pledged 750,000 Initial Subject Shares (the "Pledged Shares") held by him to Stillwater National Bank and Trust Company, Stillwater, Oklahoma (the "Bank"), pursuant to that certain Chattel, Pledge and Security Agreement, dated December 18, 2001, between McKee and the Bank (the "Credit Facility Pledge Agreement"), to secure the Issuer's obligations under that certain Second Amended and Restated Revolving Promissory Note, dated December 18, 2001, to the order of the Bank in the original principal amount of $3,800,000.

                                  SCHEDULE 13D

CUSIP NO. 961748 20 9

On March 1, 2002, McKee also pledged the Pledged Shares held by him to the Bank, pursuant to that certain Assignment of Investment Property/Securities Agreement, dated March 1, 2002 (the "Personal Loan Pledge Agreement"), between McKee and the Bank, to secure McKee's obligations under that certain Promissory Note, dated March 1, 2002, from McKee to the Bank, in the principal amount of $282,500. The Credit Facility Pledge Agreement and the Personal Loan Pledge Agreement contain standard default provisions.

          Further, immediately prior to, and in contemplation of, the execution of the Merger Agreement and the Stockholders Agreement, McKee and the Bank entered into that certain Letter Agreement dated as of August 8, 2002 (the "Letter Agreement", and together with the Credit Facility Pledge Agreement and the Personal Loan Pledge Agreement, the "Pledge Agreements"), wherein the Bank has consented to the execution, delivery and performance of the Stockholders Agreement by all the parties thereto and waived any provision of any instrument or agreement to which the Bank is a party (including the Credit Facility Pledge Agreement and the Personal Loan Pledge Agreement) that conflicts with, or restricts the ability of the parties to the Stockholders Agreement to execute, deliver or perform, the Stockholders Agreement or any of the transactions contemplated thereby. In addition, the Letter Agreement provides that in connection with an Option Exercise pursuant to Section 2(i) of the Stockholders Agreement, a Parent Tender Offer as provided in Section 2(j) of the Stockholders Agreement, or the consummation of the Merger, (1) effective immediately prior to the consummation of the purchase and sale of those Pledged Shares that are subject to such Option Exercise (the "Pledged Option Shares") (in the case of an Option Exercise), the consummation of the Parent Tender Offer (in the case of the consummation of the Parent Tender Offer) or the effective time of the Merger (in the case of the consummation of the Merger), as the case may be, those Pledged Option Shares (in the case of an Option Exercise) or the Pledged Shares (in the case of the consummation of the Parent Tender Offer or the Merger, as the case may be) shall be released from the pledge pursuant to the Pledge Agreements and from any other share encumbrance in favor of the Bank without any further action by the Bank or McKee, (2) prior to the consummation of the purchase and sale of the Pledged Option Shares (in the case of an Option Exercise), or prior to the date that is 10 business days after the date on which Parent or one of its affiliates commences the Parent Tender Offer (in the case of the consummation of the Parent Tender Offer), or prior to the effective time of the Merger (in the case of the consummation of the Merger), as the case may be, the Bank will deliver to Parent or Sub (or their respective designees or assignees), as the case may be, all certificates in its possession representing the Pledged Option Shares (in the case of an Option Exercise) or the Pledged Shares (in the case of the consummation of the Parent Tender Offer or the Merger, as the case may be), as the case may be, duly endorsed in blank for transfer to Parent or Sub (or their respective designee(s) or assignee(s)), as the case may be, or accompanied by stock powers for the Pledged Option Shares (in the case of an Option Exercise) or the Pledged Shares (in the case of the consummation of the Parent Tender Offer or the Merger, as the case may be), as the case may be, duly executed in blank, in proper form for transfer; (3) effective immediately prior to the consummation of the purchase and sale of the Option Shares (in the case of an Option Exercise), the consummation of the Parent Tender Offer (in the case of the consummation of the Parent Tender Offer) or the effective time of the Merger (in the case of the consummation of the Merger), McKee assigns to the Bank all his right, title and interest in and to the aggregate purchase price to be paid by Parent or Sub, as the case may be, in respect of the Option Shares (in the case of an Option Exercise) or the Pledged Shares (in the case of the consummation of the Parent Tender Offer or the Merger, as the case may be), as the case may be; and (4) the Bank shall apply such purchase price as follows: first, to the payment of all amounts owed by McKee to the Bank under the Personal Loan Pledge Agreement; and second, any remaining portion of such purchase price shall be paid over to McKee.

          The Letter Agreement expressly provides that Parent and Sub are third-party beneficiaries of the Letter Agreement and the Letter Agreement may not be amended without the prior written consent of L-3 and Sub.

          The description of the Letter Agreement contained herein is qualified in its entirety by reference to such Letter Agreement, which is attached hereto as Exhibit 3.

          (e) Not applicable.

                                  SCHEDULE 13D

CUSIP NO. 961748 20 9

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT SECURITIES OF THE ISSUER.

          Other than (a) as described in Items 3, 4 and 5, (b) the Joint Filing Agreement dated as of August 15, 2002, among Holdings, Parent and Sub (a copy of which is attached hereto as Exhibit 6) which is incorporated herein by reference in its entirety, and (c) the other agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of Holdings, Parent or Sub, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of profits.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          The following documents are filed as exhibits:

-----------    -----------------------------------------------------------------
Exhibit No.                               Description
-----------    -----------------------------------------------------------------
    1.         Agreement and Plan of Merger dated as of August 8, 2002, among
               L-3 Communications Corporation, a Delaware corporation, Blue
               Acquisition Corp., a Nevada corporation and a wholly owned subsidiary of L-3 Communications Corporation, and Westwood
               Corporation, a Nevada corporation.

-----------    -----------------------------------------------------------------
    2.         Stockholders Agreement dated as of August 8, 2002, among L-3
               Communications Corporation, a Delaware corporation, L-3
               Communications Acquisition Corp., a Nevada corporation and a wholly owned subsidiary of L-3 Communications Corporation, Westwood Corporation, a Nevada corporation, and certain stockholders of Westwood Corporation.

-----------    -----------------------------------------------------------------
    3.         Letter Agreement dated as of August 8, 2002, between Ernest H.
               McKee and Stillwater National Bank and Trust Company, Stillwater,
               Oklahoma.

-----------    -----------------------------------------------------------------
    4.         Joint Filing Agreement, dated as of August 15, 2002, among L-3
               Communications Holdings, Inc., a Delaware corporation, L-3
               Communications Corporation, a Delaware corporation and a wholly owned subsidiary of L-3 Communications Holdings, Inc., and Blue
               Acquisition Corp., a Nevada corporation and a wholly owned subsidiary of L-3 Communications Corporation.

-----------    -----------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 961748 20 9

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                         L-3 COMMUNICATIONS CORPORATION


                          By: /S/ CHRISTOPHER C. CAMBRIA
                              --------------------------------------------------
                              Name: Christopher C. Cambria
                              Title: Senior Vice President, General Counsel and
                                    Secretary


                          L-3 COMMUNICATIONS HOLDINGS, INC.


                          By: /S/ CHRISTOPHER C. CAMBRIA
                              --------------------------------------------------
                              Name: Christopher C. Cambria
                              Title: Senior Vice President, General Counsel and
                                    Secretary


                          BLUE ACQUISITION CORP.


                          By: /S/ CHRISTOPHER C. CAMBRIA
                              --------------------------------------------------
                              Name: Christopher C. Cambria
                              Title: Vice President and Secretary

Date: As of August 15, 2002

                                  EXHIBIT INDEX

-----------    -----------------------------------------------------------------
Exhibit No.                               Description
-----------    -----------------------------------------------------------------
    1.         Agreement and Plan of Merger dated as of August 8, 2002, among
               L-3 Communications Corporation, a Delaware corporation, L-3
               Communications Acquisition Corp., a Nevada corporation and a wholly owned subsidiary of L-3 Communications Corporation, and Westwood Corporation, a Nevada corporation.

-----------    -----------------------------------------------------------------
    2.         Stockholders Agreement dated as of August 8, 2002, among L-3
               Communications Corporation, a Delaware corporation, L-3
               Communications Acquisition Corp., a Nevada corporation and a wholly owned subsidiary of L-3 Communications Corporation, Westwood Corporation, a Nevada corporation, and certain stockholders of Westwood Corporation.

-----------    -----------------------------------------------------------------
    3.         Letter Agreement dated as of August 8, 2002, between Ernest H.
               McKee and Stillwater National Bank and Trust Company, Stillwater,
               Oklahoma.

-----------    -----------------------------------------------------------------
    4.         Joint Filing Agreement dated as of August 15, 2002, among L-3
               Communications Holdings, Inc., a Delaware corporation, L-3
               Communications Corporation, a Delaware corporation and a wholly owned subsidiary of L-3 Communications Holdings, Inc. and L-3
               Communications Acquisition Corp., a Nevada corporation and a wholly owned subsidiary of L-3 Communications Corporation.

-----------    -----------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 961748 20 9

                                  APPENDIX A-1

                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF HOLDINGS AND PARENT

          The following is a list of the directors and executive officers of Holdings and Parent, setting forth the present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person and certain other information. Unless otherwise indicated, all directors and officers listed below are citizens of the United States, the business address of all such directors and officers is: L-3 Communications Corporation, 600 Third Avenue, New York, New York 10016, and each occupation set forth opposite any such director's or officer's name refers to employment with Holdings and Parent.

Name                          Present Principal Occupation or Employment
----                          ------------------------------------------

Directors
---------

Frank C. Lanza                Chairman and Chief Executive Officer since April
                              1997.

Robert V. LaPenta             President and Chief Financial Officer and Director
                              since April 1997.

John M. Shalikashvili         Director since August 1998; Chairman of the Audit
                              Committee. General Shalikashvili (U.S. Army-ret.)
                              is an independent consultant and a Visiting
                              Professor at Stanford University. General
                              Shalikashvili currently is a director of The
                              Boeing Company, United Defense Industries Inc.,
                              Frank Russell Trust Company and Plug Power Inc.

Thomas A. Corcoran            Director since July 1997; member of the Audit
                              Committee. Since March 2001, Mr. Corcoran has been the President and Chief Executive Officer of
                              Gemini Air Cargo. Mr. Corcoran is also president of Corcoran Enterprises, a private management consulting firm. Mr. Corcoran currently is a member of the Board of Trustees of Worcester
                              Polytechnic Institute, the Board of Trustees of
                              Stevens Institute of Technology and the Board of Directors of REMEC Corporation.

John E. Montague              Director since April 1997; member of the
                              Compensation Committee. Since April 2002, Mr.
                              Montague has been a managing director at CSP
                              Associates, a leading strategic and transactional advisory firm serving the aerospace and defense and technology services markets. Mr. Montague currently is a director of Rational Software
                              Corporation.

Alan H. Washkowitz            Director since April 1997; member of the
                              Compensation Committee. Mr. Washkowitz is a
                              Managing Director of Lehman Merchant Banking
                              Group, and is responsible for the oversight of Lehman Brothers Inc. Merchant Banking Portfolio
                              Partnership L.P. Mr. Washkowitz currently is a director of Peabody Energy Corporation.

Arthur L. Simon               Director since April 2000; member of the Audit
                              Committee. Mr. Simon is an independent consultant.
                              He currently is a director of Loral Space &
                              Communications, Inc.

                                  SCHEDULE 13D

CUSIP NO. 961748 20 9

Robert B. Millard             Director since April 1997; Chairman of the
                              Compensation Committee. Mr. Millard is a Managing
                              Director of Lehman Brothers Inc., head of Lehman
                              Brothers' Principal Trading & Investments Group and principal of the Merchant Banking Group. Mr.
                              Millard currently is a director of GulfMark
                              International, Kirch Media GmbH and Weatherford
                              International, Inc.

Officers
--------

Frank C. Lanza                Chairman and Chief Executive Officer and Director
                              since April 1997.

Robert V. LaPenta             President and Chief Financial Officer and Director
                              since April 1997.

Christopher C. Cambria        Senior Vice President -- Secretary and General
                              Counsel. Mr. Cambria became a Senior Vice
                              President in March 2001. He joined Holdings and
                              Parent in June 1997.

Michael T. Strianese          Senior Vice President -- Finance. Mr. Strianese
                              joined Holdings and Parent in April 1997.

Jimmie V. Adams               Vice President -- Washington, D.C. Operations.
                              General Jimmie V. Adams (U.S.A.F.-ret.) joined
                              Holdings and Parent in May 1997.

David T. Butler III           Vice President -- Planning. Mr. Butler joined
                              Holdings and Parent in 1997.

Ralph G. D'Ambrosio           Vice President and Controller. Mr. D'Ambrosio
                              joined Holdings and Parent in August 1997.

Joseph S. Paresi              Vice President -- Product Development and
                              President of the Security Systems Division. Mr.
                              Paresi joined Holdings and Parent in April 1997.

Robert RisCassi               Vice President -- Washington, D.C. Operations.
                              General Robert W. RisCassi (U.S. Army-ret.) joined
                              Holdings and Parent in April 1997. General
                              RisCassi currently is a director of Alliant
                              Techsystems Inc.

Charles J. Schafer            Senior Vice President -- Business Operations and
                              President of the Products Group. Mr. Schafer joined Holdings and Parent in August 1998.

Stephen M. Souza              Vice President and Treasurer. Mr. Souza joined
                              Holdings and Parent in August 2001.

Jill H. Wittels               Vice President -- Business Development. Ms.
                              Wittels joined Holdings and Parent in March 2001.
                              Ms. Wittels is on the Board of Overseers for the Department of Energy's Fermi National Accelerator
                              Lab.

                                  SCHEDULE 13D

CUSIP NO. 961748 20 9

                                  APPENDIX A-2

                        DIRECTORS AND EXECUTIVE OFFICERS
                                     OF SUB

          The following is a list of the sole director and the executive officers of Sub, setting forth the present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person and certain other information. Unless otherwise indicated, the sole director and all the officers listed below are citizens of the United States; the business address of such sole director and all such officers is: L-3 Communications Corporation, 600 Third Avenue, New York, New York 10016; each occupation set forth opposite such sole director or any such officer's name refers to employment with Sub; and the sole director and each officer whose name below is followed by an asterisk (*) may also be deemed to be an executive officer of Holdings and Parent as more particularly described in Appendix A-1.

Name                         Present Principal Occupation or Employment with Sub
----                         ---------------------------------------------------

Sole Director
-------------

Christopher C. Cambria *     Vice President, Secretary and Sole Director since
                             July 17, 2002.

Officers
--------

Frank C. Lanza *             Chairman and Chief Executive Officer since July
                             17, 2002.

Robert V. LaPenta *          Vice Chairman and Chief Financial Officer since
                             July 17, 2002.

A.E. (Gene) Dotson           President since July 17, 2002. Mr. Dotson also
                             serves as a Vice President of Parent and Holdings and is President of Holdings' and Parent's SPD
                             Technologies Group. Mr. Dotson joined Holdings and
                             Parent in August 1998 in connection with Holdings' and Parent's acquisition of the SPD Technologies
                             Group

Christopher C. Cambria *     Vice President, Secretary and Sole Director since
                             July 17, 2002.

Stephen M. Souza *           Vice President and Treasurer since July 17, 2002.

                               STATEMENT OF DIFFERENCES
                               ------------------------

The section symbol shall be expressed as..................................'SS'